UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a)*

Carbon Green Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

     141113100
(CUSIP Number)

     Peter Jensen
Jensen Lunny MacInnes
Law Corporation
Suite 2550 – 555 W. Hastings Street
Vancouver, British Columbia
Canada V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 141113100	13D	Page 2 of 7

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

CBp Carbon Industries Inc.
00-0000000
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(See Instructions)	(b) [ ]

(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions)

OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	[ ]
PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
(7)	SOLE VOTING POWER
Number of Shares Beneficially Owned by Each Reporting Person With
34,402,283 (1)
(8)	SHARED VOTING POWER

0
(9)	SOLE DISPOSITIVE POWER

34,402,283 (1)
(10)	SHARED DISPOSITIVE POWER

0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,402,283
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (See Instructions)	[ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.4%
(14)	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)

This figure includes 33,346,242 shares directly owned by CBp Carbon Industries Inc., 187,500 warrants directly owned by CBp Carbon Industries Inc. that are exercisable until January 15, 2013 at a price of $2.00 per share and 868,541 warrants directly owned by CBp Carbon Industries Inc. that are exercisable until January 15, 2013 at a price of $2.50 per share.

CUSIP NO.: 141113100	13D	Page 3 of 7

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the “Common Stock”) of Carbon Green Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”). The address of the principal executive offices of the Issuer is Vysoka 26, Bratislava, 811 06, Slovak Republic.

Item 2.	IDENTITY AND BACKGROUND

(a) – (c)

CBP Carbon Industries Inc. is a corporation organized under the laws of the British Virgin Islands with an address for notice and delivery located at c/o Vysoka 26, Bratislava, 811 06, Slovakia Republic. The principal business of CBp Carbon Industries Inc. was tire pyrolysis and tire recycling until it sold its operating subsidiary to Carbon Green Inc. The directors of CBp Carbon Industries Inc. are John Novak, Peter Jensen, Adi Muljo and Ken Lee. Mr. Adi Muljo is the President, CEO and CFO of CBp Carbon Industries Inc. Mr. John Novak has voting control in CBp Carbon Industries Inc. However, Messrs. John Novak, Peter Jensen, Adi Muljo and Ken Lee have all agreed to waive any participation rights with respect to their ordinary shares held in CBp Carbon Industries Inc., and therefore, will not participate in any dividends, redemption or distribution of assets to the shareholders of CBp Carbon Industries Inc.

Mr. John Novak (age 49) of Trebazinas 30-A, Voula, Greece 16561 is currently the President, CEO and a director of the Issuer as well as a director of CBp Carbon Industries Inc. Mr. Novak has over 22 years of experience as an entrepreneur and businessman. He is a co-founder of CBp Carbon Industries Inc. and served as its managing director, president and chief executive officer from 2004 until December, 2009, where he was responsible for all strategic matters including corporate direction, financial management and governmental relations. For the past 19 years, he has participated in the development of business ventures in Central and Eastern Europe in sectors as diverse as manufacturing, real estate development, name brand product distribution and investment. He served as a Senior Advisor to the Managing Director of Creditanstalt Bank in Austria (now a subsidiary of Bank Austria Group) where he helped create investment strategies in the burgeoning field of privatization during the 1990’s in Eastern Europe. From 2004 until 2006, Mr. Novak served as the President of the Slovak-Canadian Chamber of Commerce, regularly interacting with high level government officials and businessmen in the promotion of new business initiatives.

Mr. Peter Jensen (age 58) of 555 W. Hastings St., Suite 2550, Vancouver, BC, Canada V6B 4N5 is currently a director of the Issuer and CBp Carbon Industries Inc. Mr. Jensen has been a lawyer and named principal of the law firm Jensen Lunny MacInnes in Vancouver, British Columbia, Canada since May 2009 and was a lawyer and named principal of Devlin Jensen from 1987 until April 30, 2009. He has been a member of the board of directors of CBp Carbon Industries Inc. since 2006. Mr. Jensen earned both his Bachelor of Science degree and his Bachelor of Laws degree, with a dual degree in common and civil law, in 1980 from McGill University located in Montreal, Quebec.

Mr. Adi Muljo (age 66) of P.O. Box 38, Riderwood, MD 21139-0038 is currently a director of the Issuer and President, CEO, CFO and a director of CBp Carbon Industries Inc.

CUSIP NO.: 141113100	13D	Page 4 of 7

Mr. Muljo has been the chief financial officer, executive vice president of business development and a director of CBp Carbon Industries Inc. from 2007 until the present and the President and CEO of CBp Carbon Industries Inc. from December 2009 to present. From July 20, 2009 to present, Mr. Muljo has been the director and the chairman and chief executive officer of Brand Neue Corp. (OTCBB: BRNZ). From April 14, 2009 to December, 2009, he was a director and Vice President of Business Development Asia Pacific for Verify Smart Corp. (OTCBB: VSMR). In 2004, Mr. Muljo co-founded The Spice Depot Inc. (Pink Sheets: SDEO) for which he has served as director and the chairman and chief executive officer since 2006. Between 1971 and 1998, Mr. Muljo held various senior executive positions with the Astra Group, a diversified manufacturing conglomerate in Indonesia, including General Manager of its Xerox Division and Managing Director of Inter Delta, Indonesia’s sole distributor for Kodak and Canon products. From 1981 until 1998, he was responsible for the Baltimore, MD office of the Astra Group and was in charge of overseeing the company’s expansion in North America. In 1998, Mr. Muljo founded the Maryland-based AMG Group, which continues to operate today, to promote trade between North America and several Asian and European countries. Mr. Muljo holds a B.A. in Economics (1968) and an MBA in finance (1971), both from the University of Parahyangan in Bandung, Indonesia.

Ken Lee (age 60) of 1205 W. Hastings St., Suite 1201, Vancouver, BC, Canada V6E 3X2 is currently the Secretary, Vice President of Finance and a director of the Issuer as well as a director of CBp Carbon Industries Inc. Mr. Lee was an owner of and chartered accountant with Jung & Lee, Chartered Accountants from November, 1980 to May, 2009. From May, 2009 to the present, he has been the owner of and a chartered accountant with Ken Lee & Company, Chartered Accountants. Mr. Lee has been a director of CBp Carbon Industries Inc. since 2006. Mr. Lee earned a Bachelor of Commerce (Accounting) from the University of British Columbia in 1973 and he received his chartered accountant designation in 1975.

(d)

Neither CBp Carbon Industries Inc., John Novak, Peter Jensen, Adi Muljo, nor Ken Lee has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither CBp Carbon Industries Inc., John Novak, Peter Jensen, Adi Muljo or Ken Lee has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)

Messrs. John Novak, Peter Jensen and Ken Lee are citizens of Canada. Mr. Adi Muljo is a citizen of the United States of America.

CUSIP NO.: 141113100	13D	Page 5 of 7

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Share Purchase Agreement, dated November 30, 2009 (the “Share Purchase Agreement”), entered into among the Issuer, CBp Carbon Industries Inc. and Greenwood Commerce Ltd., a company organized under the laws of the British Virgin Islands, which closed on January 15, 2010, the Issuer acquired 100% of the issued and outstanding shares in the capital of Greenwood Commerce Ltd., through the issuance of 33,346,242 shares of Common Stock to CBp Carbon Industries Inc. as well as 1,056,041 share purchase warrants. 868,541 of the warrants entitle the holder thereof to purchase one share of our common stock at an exercise price of $2.50 per share until January 15, 2013 and 187,500 of the warrants entitle the holder thereof to purchase one share of our common stock at an exercise price of $2.00 per share until January 15, 2013. The shares of Common Stock, not including the warrants, issued to CBp Carbon Industries Inc. constitutes approximately 47.6% of the Issuer's outstanding Common Stock.

Item 4.	PURPOSE OF TRANSACTION

CBp Carbon Industries Inc. entered into the Share Purchase Agreement with the Issuer to vend its business into a U.S. reporting public entity. Subsequent to the closing of the Share Purchase Agreement, CBp Carbon Industries Inc. intends to distribute the shares of Common Stock of the Issuer that it received to its shareholders through a redemption of CBp Carbon Industries Inc.’s outstanding ordinary shares on a pro rata basis (excluding the shares of the board of directors who have waived participation). CBp Carbon Industries Inc. will request the Issuer to file a Form S-1 registration statement on its behalf in order to lawfully complete such distribution of the Issuer’s Common Stock to CBp Carbon Industries Inc.’s shareholders. Other than the foregoing, CBp Carbon Industries Inc. has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) CBp Carbon Industries Inc. currently directly owns 33,346,242 shares of Common Stock of the Issuer which represents approximately 47.6% of the outstanding Common Stock of the Issuer. This percentage is based on 69,955,886 shares of Common Stock issued and outstanding as of January 15, 2010.

(b) CBp Carbon Industries Inc. has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 33,346,242 shares of Common Stock.

(c) Except as otherwise described herein, CBp Carbon Industries Inc. has not, to the knowledge of the reporting person, affected any transaction in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described herein, and to the knowledge of the reporting person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by it.

CUSIP NO.: 141113100	13D	Page 6 of 7

(e) It is inapplicable for the purpose herein to state the date on which a party ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other persons with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting person.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO.: 141113100	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2010	CBP CARBON INDUSTRIES INC.

By: /s/ Peter Jensen
Peter Jensen, Director